VISIONQUEST SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Total revenues		-
EXPENSES:		
Regulatory fees and expenses		40,247
Communication and data processing		600
Professional fees		3,456
Insurance and other operating expenses		8,086
Total expenses		52,389
NET INCOME (LOSS)	$	(52,389)

See notes to financial statements.